SECURITIES AND EXCHANGE COMMISSION

     WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-15665

Form 10-QSB for the period ended September 30, 2000

    PART I  REGISTRANT INFORMATION

e-Channels Corporation

(Exact Name of Registrant as Specified in its Charter)

Make It Happen Management (Former Name if Applicable)

111-290 Rue Elgar Ile Des Soeurs Quebec, Canada H3E 1C9

(Address of Principal Executive Offices, Including Street Number and Zip Code)

(514) 766-9313

(Telephone Number Including Area Code)

     PART II  RULE 12b-25(b) and (c)

Not Applicable.

     PART III  NARRATIVE

The Registrant has not received a review of its interim financial statement from the accountant, as required. If received on the due date the conversion and submission in electronic format can not be accomplished in a manner that allows for the timely filing of the company’s Form 10-QSB. Therefore, the company is filing for an extension as a precautionary measure.

     PART IV  OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

Serge Trudeau

(Name)

(514) 766-9313

(Area Code) (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

[X] Yes [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes[X] No

e-Channels Corporation

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 13, 2000         By: Serge Trudeau

                                                     Serge Trudeau